Golden Enterprises, Inc.


GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY

2003
Annual Report


GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY


GOLDEN FLAKE
The South's Original Potato Chip
DIP STYLE

HOW YOU CAN HELP GOLDEN FLAKE

Thank you for being a part of the GOLDEN FLAKE family of investors. It's up to all of us to make sure our company thrives. How can you help?

FIRST of all, DON'T SETTLE FOR ANY OTHER BRAND. If you are in our sales area and you don't see Golden Flake brand items on the shelf, ask for them by name.

SECOND, while you no doubt have favorite Golden Flake products, don't hesitate to GIVE OUR NEW PRODUCTS A TRY. We know you'll enjoy them . . . and the positive impact your purchase has on the bottom line.

ANOTHER WAY you can help is to be a Golden Flake ambassador. SUPPORT THE BUSINESSES THAT SUPPORT OUR BRANDS and thank them for being customers of Golden Flake.

Golden Flake has a long history of success. Working together, we can all contribute to a bright and profitable future.

Contents

COUNSEL
Spain & Gillon, L.L.C.
Birmingham, Alabama

AUDITORS
Dudley, Hopton-Jones, Sims & Freeman PLLP

REGISTRAR & TRANSFER AGENT
THE BANK OF NEW YORK
Shareholder Relations Dept. – 11E
P.O. Box 11258
Church St. Station
New York, New York 10286
1-800-524-4458

Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge upon written request directed to John Shannon, 2140 11th Avenue South, Suite 208, Birmingham, Alabama 35205.

Golden Enterprises is a holding company which owns all the outstanding shares of Golden Flake Snack Foods, Inc.

The Company was organized as Magic City Food Products, Inc., in 1946. In 1958, the Company adopted the name Golden Flake, Inc. Five years later, the Company purchased Don's Foods, Inc., a Nashville, Tennessee based manufacturer and distributor of snack food products. Don's Food was operated as a separate entity until 1946 when Golden Flake was reorganized as a Delaware Corporation and combined Don's operations with those of Golden Flake.

The Company acquired Steel City Bolt & Screw, Inc. and Nall & Associates, Inc. and a real estate and insurance subsidiary in 1971.

Golden Enterprises was formed as a holding company with its operating division, Golden Flake Snack Foods, as a wholly-owned subsidiary on January 1, 1977. In September of that same year, the assets of the real estate and insurance subsidiary were sold. Steel City Bolt & Screw, Inc. and Nall & Associates, Inc. were sold as of the close of business on January 31, 1995, leaving Golden Flake as the Company's only subsidiary.

This represents the corporate structure of Golden Enterprises as it stands today.

To Our Stockholders:

This past fiscal year was well below our expectations. The major factor was a general sales weakness in the U.S. salty snack category, particularly during the first part of the fiscal year. This resulted in a net loss for the fiscal year ended May 31, 2003 of $1.4 million ($0.12 per share) compared to a net income of $3.0 million ($0.25 per share) for fiscal year ended May 31, 2002. Net income for fiscal year ended May 31, 2002 included a change in the Company's accounting policy for slotting fees. The cumulative effect of this change in accounting policy resulted in a non-cash cumulative adjustment of $.41 million ($.03 per share), net of taxes. The accounting change also increased net income before the cumulative effect in 2002 by $.20 million ($.02 per share).

Net sales decreased by 7.8% in fiscal year 2003 and increased by 1.7% in fiscal year 2002. Cost of sales as a percentage of net sales amounted to 53.1% in 2003 and 51.9% in 2002. The percentage increase in cost of sales for fiscal 2003 was caused by the lower sales volume and higher commodity prices and energy cost.

Selling, general and administrative expenses were 49.8% of net sales in 2003 and 45.1% in 2002. This increase is attributed to significant increases in employee medical, workers' compensation, general and auto liability insurance costs and fuel costs.

The Company's investment in the upgrade of manufacturing equipment in fiscal year 2002 continues to show outstanding improvements in efficiencies and reduction of material waste. Bank debt which partially financed the upgrade was reduced in fiscal 2003 by $1.6 million. Capital expenditures of approximately $1.7 million are expected in fiscal year 2004.

We continue our commitment and focus on our mission to "Satisfy the expectations of our consumers, customers, employees and stockholders by producing and selling quality snacks."



Mark McCutcheon
President and Chief
Executive Officer

Our Golden Flake Family of Employees sincerely appreciates your support. We will do our best to meet your expectations in this fiscal year.

We invite you to our annual meeting of stockholders to be held at our Birmingham headquarters on September 30, 2003 at 11:00 A.M.

Sincerely,

Mark McCutcheon

President and Chief
Executive Officer

New Products

Introduced during 2002 - 2003


Maizetos
CORN CHIPS
Maizetos
Maizetos
CORN CHIPS
Maizetos


POPCORN
WHITE CHEDDAR CHEESE
POPCORN




BIGGER BAG
BAKED
Sourdough
BUTTER
BIGGER BAG
VALUE
BAKED
Sourdough
TWISTS
BIGGER BAG
BAKED
Sourdough
STIX
LOW FAT PRETZELS
BIGGER BAG
BAKED
Sourdough
MINIS
LOW FAT PRETZELS


ROASTED PEPPER • MEDIUM
Maizetos
CHUNKY
Roasted Pepper
SALSA
Maizetos
CHUNKY
Cilantro
SALSA

Print Promotions



From Potatoes To Chips!
The Beginning...



A-DAY OR ANY DAY, MAKE IT A GOLDEN FLAKE DAY.
Favorite Chip of the Crimson Tide
Visit us on the web at www.goldenflake.com



Champion Chips
A Proud Sponsor of the Tennessee Walking Horse National Celebration



Birmingham, Alabama
COME TASTE THE SOUTH'S ORIGINAL POTATO CHIP



Plant Tours





THEY GO FAST!



Going, Going, Gone!
Favorite Chip Of The Auburn Tigers

Print Advertisi



GOLDEN FLAKE
The South's Original Potato Chips
THIN & CRISPY
Made in Birmingham
WELCOME HOME RUBEN!

14' x 48' outdoor painted boards



GOLDEN FLAKE
DIP STYLE
It's Crunch Time!
Made in Birmingham

Condensed Financial Statements

	2003	2002
Net Sales	96,367,088	104,572,608
Pre-Tax (Loss) Income	(2,241,646)	4,238,584
Net (Loss) Income	(1,412,145)	3,008,948
Net (Loss) Income Per Share	(.12)	.25

At year end:

	2003	2002
Total Assets	36,696,229	41,218,867
Total Liabilities	10,691,242	11,573,607
Stockholder's Equity	26,004,987	29,645,260

NET INCOME ($ millions)



7
6
5
4
3
2
1
0
1.1
1.2
2.7
3.0
-1.4
1999
2000
2001
2002
2003

NET SALES ($millions)



140
120
100
80
60
40
20
0
115.7
113.2
102.8
104.6
96.4
1999
2000
2001
2002
2003

BASIC AND DILUTED EARNINGS PER SHARE ($)



.70
.60
.50
.40
.30
.20
.10
0
.09
.10
.23
.25
-.12
1999
2000
2001
2002

CAPITAL EXPENDITURES NET OF DISPOSALS and DEPRECIATION ($ millions)



7
6
5
4
3
2
1
0
1.9
3.3
0.1
3.2
1.3
2.4
3.8
2.6
0.3
2.5
1999
2000
2001
2002
2003

TOTAL ASSETS ($ millions)



70
60
50
40
30
20
10
0
41.9
41.4
39.2
41.2
36.7
1999
2000
2001
2002
2003

SHAREHOLDERS' EQUITY ($ millions)



60
50
40
30
20
10
0
32.5
30.5
29.8
29.6
26.0
1999
2000
2001
2002
2003

RETURN ON EQUITY (%)



14
12
10
8
6
4
2
0
3.1
3.9
9.0
10.1
-5.1
1999
2000
2001
2002

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended May 31, 2003, 2002 and 2001

	2003	2002	2001
Net sales	$ 96,367,088	$ 104,572,608	$ 102,796,741
Cost of sales	51,191,313	54,257,812	53,636,803
Gross margin	45,175,775	50,314,796	49,159,938
Selling, general and administrative expenses	47,959,449	47,205,695	46,252,224
Operating (loss) income	(2,783,674)	3,109,101	2,907,714
Other income (expenses):			
Gain on sale of assets	304,221	756,259	599,497
Interest expense	(268,489)	(190,159)	(85,420)
Other income	506,296	563,383	691,027
Total other income (expenses)	542,028	1,129,483	1,205,104
(Loss) income before cumulative effect of a change in accounting policy and income taxes	(2,241,646)	4,238,584	4,112,818
Provision for income taxes	(829,501)	1,643,037	1,412,663
Net (loss) income before cumulative effect of a change in accounting policy	(1,412,145)	2,595,547	2,700,155
Cumulative effect of a change in accounting policy net of taxes of $262,037	—	413,401	—
Net (loss) income	$ (1,412,145)	$ 3,008,948	$ 2,700,155
PER SHARE OF COMMON STOCK			
Net (loss) income before cumulative effect of a change in accounting policy	$ (0.12)	$ 0.22	$ 0.23
Cumulative effect of a change in accounting policy net of taxes	—	0.03	—
Basic earnings	$ (0.12)	$ 0.25	$ 0.23
Diluted earnings	$ (0.12)	$ 0.25	$ 0.23

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

May 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 1,278,333	$ 302,478
Receivables:		
Trade accounts	7,835,874	9,014,850
Other	299,142	931,911
	8,135,016	9,946,761
Less: Allowance for doubtful accounts	196,100	196,100
	7,938,916	9,750,661
Notes receivable, current	42,253	45,918
	7,981,169	9,796,579
Inventories:		
Raw materials	1,496,992	1,605,640
Finished goods	2,289,145	3,604,482
	3,786,137	5,210,122
Prepaid expenses	3,645,298	4,031,037
Total current assets	16,690,937	19,340,216
PROPERTY, PLANT AND EQUIPMENT		
Land	3,030,974	3,086,571
Buildings	16,897,204	17,040,006
Machinery and equipment	41,478,108	40,819,601
Transportation equipment	15,113,558	15,286,803
	76,519,844	76,232,981
Less: Accumulated depreciation	61,158,271	59,136,721
	15,361,573	17,096,260
OTHER ASSETS		
Notes receivable, long-term	1,865,747	1,981,718
Cash surrender value of life insurance	2,762,739	2,785,336
Other	15,233	15,337
Total other assets	4,643,719	4,782,391
TOTAL	$ 36,696,229	$ 41,218,867

See Accompanying Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Checks outstanding in excess of bank balances	$ 1,157,108	$ 621,326
Accounts payable	1,700,934	2,189,729
Current portion of long-term debt	432,142	371,516
Note payable - line of credit	—	478,894
Other accrued expenses	2,381,975	1,588,500
Deferred income taxes	304,698	607,489
Salary continuation plan	88,595	81,805
Total current liabilities	6,065,452	5,939,259
LONG-TERM LIABILITIES		
Note payable - bank, non-current	1,990,767	3,150,020
Salary continuation plan	1,870,991	1,932,586
Total long-term liabilities	3,861,758	5,082,606
DEFERRED INCOME TAXES	764,032	551,742
STOCKHOLDERS' EQUITY		
Common stock - $.66 2/3 par value: Authorized 35,000,000 shares; issued 13,828,793 shares	9,219,195	9,219,195
Additional paid-in capital	6,497,954	6,497,954
Retained earnings	20,821,015	24,461,288
Treasury shares - at cost (1,945,488)	(10,533,177)	(10,533,177)
Total stockholders' equity	26,004,987	29,645,260
TOTAL	$ 36,696,229	$ 41,218,867

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended May 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (1,412,145)	$ 3,008,948	$ 2,700,155
Adjustment to reconcile net (loss) income to net cash provided by operating activities:			
Cumulative effect of a change in accounting policy	—	(413,401)	—
Depreciation	2,490,330	2,593,621	2,435,262
Deferred income taxes	(90,501)	(344,000)	(463,663)
Gain on sale of property and equipment	(304,221)	(756,259)	(599,497)
Decrease (increase) in receivables - net	1,811,745	(648,679)	(497,688)
Decrease (increase) in inventories	1,423,985	(470,362)	(697,415)
Decrease (increase) in prepaid expenses	385,843	(1,079,977)	(71,729)
Decrease in cash surrender value of insurance	22,597	50,614	30,591
(Decrease) increase in accounts payable	(488,795)	265,301	(1,473,900)
Increase (decrease) in accrued expenses	793,475	(352,860)	(1,395,999)
(Decrease) increase in salary continuation plan	(54,805)	86,568	83,542
Net cash provided by operating activities	4,577,508	1,939,514	49,659
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(851,111)	(5,236,601)	(2,443,988)
Proceeds from sale of property, plant and equipment	399,690	1,301,160	253,972
Cash received from disposal of Nashville plant and equipment	—	—	1,710,000
Collection of notes receivable	119,636	42,399	19,965
Investment securities available-for-sale			
Purchases	—	—	(357,332)
Proceeds from disposals	—	625,326	243,477
Net cash used in investing activities	(331,785)	(3,267,716)	(573,906)

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

Years Ended May 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt proceeds	11,543,823	7,806,676	860,100
Debt repayments	(13,121,345)	(4,666,346)	—
Increase (decrease) in checks outstanding in excess of bank balances	535,782	(931,135)	931,996
Purchases of treasury shares	—	(193,419)	(467,951)
Proceeds from exercise of stock options	—	3,810	—
Cash dividends paid	(2,228,128)	(2,974,005)	(2,960,245)
Net cash used in financing activities	(3,269,868)	(954,419)	(1,636,100)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	975,855	(2,282,621)	(2,160,347)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	302,478	2,585,099	4,745,446
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,278,333	$ 302,478	$ 2,585,099
SUPPLEMENTAL INFORMATION			
Cash paid during the year for:			
Income taxes	$ (626,349)	$ 2,343,597	$ 1,898,808
Interest	268,489	190,159	85,420
Noncash items:			
Equipment traded in	22,123	—	—
Notes receivable issued in connection with sale of property	—	—	2,090,000

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended May 31, 2003, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Shares	Total Stockholders' Equity
Balance - May 31, 2000	$ 9,219,195	$ 6,499,554	$ 24,686,435	$ (9,877,217)	$ 30,527,967
Net income - 2001	—	—	2,700,155	—	2,700,155
Cash dividends paid	—	—	(2,960,245)	—	(2,960,245)
Treasury shares purchased	—	—	—	(467,951)	(467,951)
Balance - May 31, 2001	9,219,195	6,499,554	24,426,345	(10,345,168)	29,799,926
Net income - 2002	—	—	3,008,948	—	3,008,948
Cash dividends paid	—	—	(2,974,005)	—	(2,974,005)
Treasury shares purchased	—	—	—	(193,419)	(193,419)
Stock options exercised	—	(1,600)	—	5,410	3,810
Balance - May 31, 2002	9,219,195	6,497,954	24,461,288	(10,533,177)	29,645,260
Net loss - 2003	—	—	(1,412,145)	—	(1,412,145)
Cash dividends paid	—	—	(2,228,128)	—	(2,228,128)
Balance - May 31, 2003	$ 9,219,195	$ 6,497,954	$ 20,821,015	$(10,533,177)	$ 26,004,987

See Accompanying Notes to Consolidated Financial Statement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary (Company) conform to accounting principles generally accepted in the United States of America and to general principles within the snack foods industry. The following is a description of the more significant accounting policies:

Nature of the Business
The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

Consolidation
The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc., (the Company). All significant intercompany transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Revenue Classification Changes
In November 2001, the Emerging Issues Task Force reached a consensus on Issue No. 01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) effective for annual or interim periods beginning after December 15, 2001. The issue addresses the recognition, measurement and income statement classification for certain sales incentives. The Company implemented this new accounting policy in the fourth quarter of fiscal 2002. The effect of this accounting change is to adopt this policy as of the beginning of the fiscal 2002 (June 1, 2001). Certain of these expenses, including slotting fees, previously classified as selling, general and administrative expenses, are now characterized as offsets to net sales. Reclassifications have been made to prior period financial statements to conform to current year presentation. Total vendor sales incentives now characterized as reductions of net sales that previously would have been classified as selling, general and administrative expenses were approximately $12.8 million, $11.7 million and $12.9 million for the years ended 2003, 2002 and 2001, respectively. There was no resulting impact on net operating results from adopting EITF 01-09.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statements of operations.

Self-Insurance
The Company is self-insured for certain losses relating to automobile liability, general liability, workers' compensation and property losses. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred. These reserves are necessarily based on estimates; thus actual results may differ. The Company is insured for losses in excess of $100,000, $50,000, $250,000 and $100,000 per occurrence for automobile liability, general liability, workers' compensation and property losses, respectively.

Advertising
The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Advertising expense amounted to $5,031,409, $4,371,719 and $5,739,488 for the fiscal years 2003, 2002 and 2001, respectively.

Income Taxes
Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

Segment Information
The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the Southeastern United States.

Stock Options
The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for all stock option plans. No stock-based compensation cost has been recognized in operations for stock options granted because the option exercise price was equal to or more than the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires the Company to provide pro forma information regarding net income (loss) as if the compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The following table represents the pro forma effect on net income (loss) and earnings (loss per share as if the Company had applied the fair value based method recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Years Ended May 31, 2003	2002	2001
Net (loss) income as reported	$ (1,412,145)	$ 3,008,948	$ 2,700,155
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12,660)	(52,289)	—
Pro forma net (loss) income	(1,424,805)	2,956,659	2,700,155
(Loss) earnings per share:			
Basic - as reported	$ (0.12)	$ .25	$ .23
Basic - Pro forma	$ (0.12)	$ .25	$ .23
Diluted - as reported	$ (0.12)	$ .25	$ .23
Diluted - Pro forma	$ (0.12)	$ .25	$ .23

Shipping and Handling Costs

Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as Selling, General and Administrative (SG&A) expenses. Shipping and handling costs classified as SG&A amounted to $2.3 million, $2.5 million and $2.4 million for the fiscal year 2003, 2002, and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Issued Accounting Pronouncements

Effective June 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, subjected to impairment testing. Intangible assets with finite lives will continue to be amoritzed over their useful lives. SFAS No. 142 requires an initial goodwill and indefinite life intangible asset impairment assessment in the year of adoption and annual impairment testing thereafter based on fair value. The adoption of SFAS No. 142 did not have a material impact on the Company's Financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

Effective June 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." SFAS No 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 includes lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing or other exit or disposal activity. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of this standard will have a material impact on the Company's financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure — an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148 effective May 31, 2003 in its consolidated financial statements. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy as described earlier.

In November, 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 requires a guarantor to include disclosure of certain obligations and, if applicable, at the inception of the guarantee, to recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002 and did not have a material impact on the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect FIN No. 46 to have a material effect on its results of operations, financial condition or cash flows.

Reclassifications
Certain items included in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 2 - CHANGE IN ACCOUNTING POLICY

The Company changed its accounting policy in the fourth quarter of fiscal 2002 with regard to slotting fees. The effect of this accounting change was to adopt this policy as of the beginning of fiscal 2002 (June 1, 2001). Previously, slotting fees were expensed as incurred. The Company changed this accounting policy to capitalize and amortize such costs over the expected benefit period, which is generally one year. This change in accounting policy was made to more closely match the cost of the shelf space obtained with the slotting fees with the revenues produced by the shelf space. The cumulative effect of this change in accounting policy resulted in a non-cash cumulative adjustment of $413,401 ($0.03 per share), net of taxes. The accounting change also increased net income before the cumulative effect in 2002 by $197,141 ($0.02 per share). Quarterly results for 2002 reflecting this change in accounting are included in Note 15, Quarterly Results of Operations.

NOTE 3 - NOTES RECEIVABLE

Notes receivable as of May 31, 2003 and 2002 consist of the following:

	2003	2002
8% note, originally due in 120 monthly installments of $1,092 through November 1, 2010, collateralized by equipment and personal guarantee; paid off	$ —	$ 80,625
8% note, due in 120 monthly installments of $3,640 through November 1, 2010, collateralized by property	245,743	268,749
8% note, due in 360 monthly installments of $12,474 through November 1, 2030, collateriazed by property	1,662,257	1,678,262
	1,908,000	2,027,636
Less current portion	42,253	45,918
	$ 1,865,747	$ 1,981,718

Maturities at May 31,

2005	$ 45,760
2006	49,558
2007	53,672
2008	58,126
2009	62,951
Thereafter	1,595,680

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 4 - PREPAID EXPENSES

At May 31, prepaid expenses consist of the following:

	2003	2002
Prepaid slotting fees	$ 333,799	$ 1,001,087
Other prepaid expenses	3,311,499	3,029,950
	$ 3,645,298	$ 4,031,037

NOTE 5 - OTHER ACCRUED EXPENSES

At May 31, other accrued expenses consist of the following:

	2003	2002
Accrued payroll	$ 448,251	$ 490,000
Self insurance liability	1,386,122	613,453
Other accrued expenses	547,602	485,047
	$ 2,381,975	$ 1,588,500

NOTE 6 - LINE OF CREDIT

The Company has a line of credit agreement with a local bank which permits borrowing up to $1 million. The line of credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application.

NOTE 7 - LONG-TERM LIABILITIES

Long-term debt consist of the following:	2003	2002
Note payable - bank - payable in equal monthly installments of $41,688 including interest at the LIBOR index rate plus 1.75% (3.06% at May 31, 2003) through April 3, 2011, secured by equipment	$ 2,422,909	$ 3,521,536
Less: current portion	432,142	371,516
	$ 1,990,767	$ 3,150,020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 7 - LONG-TERM LIABILITIES - CONTINUED

Maturities at May 31,

2005	$	445,553
2006		459,380
2007		473,636
2008		488,334
2009		123,864

Other long-term obligations at May 31, 2003 and 2002, consist of the following:

		2003		2002
Salary continuation plan	$	1,959,586	$	2,014,391
Less current portion		(88,595)		(81,805)
	$	1,870,991	$	1,932,586

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of approximately $27,000, $127,341 and $121,000 for fiscal 2003, 2002 and 2001, respectively.

NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:

		2003		2002		2001
Current:						
Federal	$	(657,000)	$	1,535,000	$	844,000
State		(82,000)		190,000		105,000
		(739,000)		1,725,000		949,000
Deferred:						
Federal		(80,529)		(72,933)		412,580
State		(9,972)		(9,030)		51,083
		(90,501)		(81,963)		463,663
Total	$	(829,501)	$	1,643,037	$	1,412,663

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 8 - INCOME TAXES - CONTINUED

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and actual tax follows:

	2003	2002	2001
Tax on income at statutory rates .	$ (762,160)	$ 1,441,000	$ 1,398,358
(Decrease) increase resulting from:			
State income taxes, less Federal income tax effect	(61,309)	149,000	70,000
Tax exempt interest	(1,356)	(9,303)	(59,317)
Other - net	(4,676)	62,340	3,622
Total	$ (829,501)	$ 1,643,037	$ 1,412,663

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax assets		
Salary continuation plan	$ 718,580	$ 723,500
Contribution carryforward	121,491	—
Inventory capitalization	58,922	—
Allowance for doubtful accounts	71,910	66,674
Total deferred tax assets	970,903	790,174
Deferred tax liabilities		
Property and equipment	1,604,103	1,275,242
Prepaid expenses	435,530	674,163
Total deferred tax liabilities	2,039,633	1,949,405
Net deferred tax liability	$ (1,068,730)	$ (1,159,231)

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has trusted "Qualified Profit-Sharing Plans" that were amended and restated effective June 1, 1996 to add a 401(k) salary reduction provision. Under this provision, employees can contribute up to fifteen percent of their compensation to the plan on a pretax basis subject to regulatory limits; and the Company, at its discretion, can match up to 4 percent of the participants' compensation. The annual contributions to the plans are determined by the Board of Directors. Total plan expenses for the years ended May 31, 2003, 2002 and 2001 were $231,332, $177,405, and $181,055, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 9 - EMPLOYEE BENEFIT PLANS - CONTINUED

The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Board of Directors of the Company. Annual contributions are made in cash or common stock of the Company. The Employee Stock Ownership Plan expenses for the years ended May 31, 2003, 2002 and 2001 were $-0-. Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on ESOP shares and forfeitures of terminated participants' nonvested accounts.

The Company has a Salary Continuation Plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of such retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

		2003		2002
Accrued Salary Continuation Plan - beginning of year	$	2,014,391	$	1,927,823
Benefits accrued		27,000		127,341
Benefits paid		(81,805)		(40,773)
Accrued Salary Continuation Plan - end of year	$	1,959,586	$	2,014,391

NOTE 10 - LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plan currently in effect under which future stock option grants may be issued. This Plan (the 1996 Plan) is administered by the Stock Option Committee of the Board of Directors, which has sole discretion, subject to the terms of the Plan, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also has the authority to interpret the Plan, formulate the terms and conditions of award agreements and make all other determinations required in the administration thereof. All options outstanding at the end of the 2003, 2002, and 2001 are exercisable.

The Company had a stock option plan (the 1988 Plan) that expired July 6, 2002. There were no stock options or stock appreciation rights outstanding under this Plan at July 6, 2002, May 31, 2002 and 2001.

The 1996 Plan provides for the granting of incentive stock options as defined under the Internal Revenue Code. Under the Plan, grants may be made to selected officers and employees, of incentive stock option with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 10 - LONG-TERM INCENTIVE PLANS - CONTINUED

Five hundred thousand shares of the Company's stock have been reserved for issuance under this Plan. The following is a summary of transactions:

Shares Under Option	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	369,000	$ 3.78	40,000	$ 3.50	340,000	$ 6.92
Granted.	—	—	330,000	3.81	—	—
Exercised.	—	—	(1,000)	3.81	—	—
Forfeited	—	—	—	—	—	—
Cancelled	—	—	—	—	(300,000)	7.38
Outstanding - end of year	369,000	$ 3.78	369,000	$ 3.78	40,000	$ 3.50

Pro forma information regarding net income and earnings per share is presented as if the Company had accounted for its employees stock options under the fair value method. The per share weighted average fair value of the stock options granted during fiscal 2002 was $.25. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate 5.05 percent; dividend yield 6.56 percent; expected option life of 5 years; and expected volatility of 15 percent. No options were granted during 2003 or 2001.

The Black-Scholes options pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect an option's fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 11 - NET INCOME PER SHARE

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects per share amounts that would have resulted if dilutive potential common stock equivalents had been converted to common stock, as prescribed by Statement of Financial Accounting Standards No. 128, "Earnings per Share". Options to purchase 369,000 and 329,000 shares of common stock at May 31, 2003, and 2002, respectively, were not included in the computation of diluted earnings per share because the options' exercise price were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. No such antidilutive options were outstanding at May 31, 2001. The following reconciles the information used to compute basic and diluted earnings per share:

	Average Common Stock Shares		
	2003	2002	2001
Basic weighted average shares outstanding	11,883,305	11,898,097	11,965,671
Effect of options	—	2,796	2,152
Diluted shares	11,883,305	11,900,893	11,967,823

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The fair value of notes receivable is estimated by using a discount rate that approximates the current rate for comparable notes. At May 31, 2003 and 2002 the aggregate fair value was approximately $2,507,357 and $2,208,839 compared to a carrying amount of $1,908,000 and $2,027,636, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS -CONTINUED

The interest rate on the Company's bank debt is reset monthly to reflect the 30 day LIBOR rate. Consequently, the carrying value of the bank debt approximates fair value.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Rental expense was $498,031 in 2003, $547,742 in 2002, and $410,189 in 2001. At May 31, 2003, the Company was obligated under certain operating leases for buildings, office space and equipment. The following amounts represent future payment commitments under these leases:

May 31,	Office Space	Equipment	Total
2004	$ 24,000	$ 187,000	$ 211,000

The Company leases equipment for approximately $16,000 per month from a company which is principally owned by a major shareholder of Golden Enterprises, Inc.

The Company leases its airplane to a major shareholder of the Company for approximately $20,000 per month. The lease provides for his personal use of the airplane for up to 100 flight hours per year and is for a term of one year with automatic renewal at the option of either party.

The Company had letters of credit in the amount of $1,790,000 outstanding at May 31, 2003 to support the Company's commercial self-insurance program. The Company pays a commitment fee of 0.375% to maintain the letters of credit.

The Company entered into a five-year term product purchase commitment during the year ending May 31, 2001 with a supplier. Under the terms of the agreement the minimum purchase quantity and the unit purchase price were fixed resulting in a minimum first year commitment of approximately $2,171,000. After the first year, the minimum purchase quantity was fixed and the purchase unit price was negotiable, based on current market. Subsequently, in September 2002, the product purchase agreement was amended to fix the purchase unit price and establish specific annual quantities. As of May 31, 2003 the Company's outstanding purchase commitments were as follows:

Years ending May 31,	Amount
2004......................................$	1,588,000
2005......................................	1,491,000
2006......................................	605,000

NOTES TO FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 14 -CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains deposit relationships with high credit quality financial institutions. The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the Southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company's notes receivable require collateral and buyer investment and management believes they are well secured.

NOTE 15 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the years ended May 31, 2003 and 2002.

	Net Sales	Net (Loss) Income	Per Share Net (Loss) Income
Quarter			
2003			
First	$ 24,803,423	$ (33,681)	$ —
Second	23,424,863	(381,529)	(0.03)
Third	23,954,925	(433,780)	(0.04)
Fourth	24,183,877	(563,155)	(0.05)
For the year	$ 96,367,088	$ (1,412,145)	$ (0.12)
2002			
First	$ 25,856,724	$ 1,059,969	$ 0.09
Second	25,058,717	565,104	0.05
Third	27,026,714	1,122,950	0.09
Fourth	26,630,453	260,925	0.02
For the year	$ 104,572,608	$ 3,008,948	$ 0.25

Revenues for the quarterly information have been adjusted from the amounts previously reported in the Company's 2002 10-Q's. The revised amounts reflect the adoption of EITF 01-9, which requires reclassification of certain expenses. The reclassification involves removing certain expenses from selling, general and administrative expenses and including them as a direct reduction of revenues. The adoption of EITF 01-9 does not affect net income. Quarterly net income amounts for 2002 have been adjusted from amounts reported in the Company's 10-Q's to reflect the change in accounting discussed in Note 2.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

May 31, 2003, 2002 and 2001

NOTE 16 - SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for continuing operations for the years ended May 31, 2003, 2002, and 2001:

	2003	2002	2001
Maintenance and repairs	$ 5,625,851	$ 5,290,498	$ 5,375,639
Depreciation	2,490,330	2,593,621	2,435,262
Payroll taxes	2,337,330	2,473,871	2,388,828
Advertising costs	5,031,409	4,371,719	5,739,488

Amounts for depreciation, other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of May 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period May 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of May 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective June 1, 2001 the Company changed its accounting policy with respect to slotting fees.

Birmingham, Alabama
July 15, 2003

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded in the over-the-counter market under the "NASDAQ" symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended May 31, 2003 and 2002 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

	Market Price		
Quarter	High	Low	Dividend Paid Per Share
Fiscal 2003			
First	$ 4.490	$ 3.710	$ .0625
Second	5.530	2.760	.0625
Third	4.100	2.160	.0313
Fourth	2.500	1.640	.0313
Fiscal 2002			
First	$ 4.150	$2.950	$ .0625
Second	4.020	3.150	.0625
Third	3.950	3.400	.0625
Fourth	4.550	3.450	.0625

As of August 8, 2003, there were approximately 1,500 shareholders of record.

FINANCIAL REVIEW (Dollar amounts in thousands, except per share data)

	Year Ended May 31,				
	2003	2002	2001	2000	1999
Operations					
Net sales (b)	$ 96,367	$ 104,573	$ 102,797	$ 113,227	$ 115,662
Gain on sales of assets	304	756	599	250	537
Other income	506	563	691	67	66
Total revenues	97,177	105,892	104,087	113,544	116,265
Cost of sales	51,191	54,258	53,637	57,146	60,283
Selling, general and administrative expenses	47,959	47,206	46,252	51,679	54,306
Interest	269	189	85	—	—
Restructuring charge	—	—	2,565	—	—
(Loss) income before cumulative effect of a change in accounting policy and income taxes	(2,242)	4,239	4,113	2,154	1,676
Federal and state income taxes	(830)	1,643	1,413	911	603
Net (loss) income before cumulative effect of a change in accounting policy	(1,412)	2,596	2,700	1,243	1,073
Cumulative effect of a change in accounting policy net of taxes	—	413	—	—	—
Net (loss) income	$ (1,412)	$ 3,009	$ 2,700	$ 1,243	$ 1,073
Financial data					
Depreciation and amortization	$ 2,490	$ 2,594	$ 2,436	$ 3,230	$ 3,309
Capital expenditures, net of disposals	287	3,802	1,294	149	1,861
Working capital	10,625	13,401	12,909	15,915	11,642
Long-term debt	3,862	5,083	2,527	1,807	1,579
Stockholders' equity	26,005	29,645	29,800	30,528	32,504
Total assets	36,696	41,219	39,247	41,433	41,912
Common stock data					
Net (loss) income before cumulative effect of a change in accounting policy	$ (0.12)	$ 0.22	$ 0.23	$ 0.10	$ 0.09
Cumulative effect of a change in accounting policy net of taxes	—	0.03	—	—	—
Basic and diluted net (loss) income	(0.12)	0.25	0.23	0.10	0.09
Dividends	.1875	0.25	0.25	0.24	0.36
Book value	2.19	2.49	2.50	2.53	2.67
Price range	5.530-1.640	4.550-2.950	4.750-2.875	4.125-2.313	6.625-2.500
Financial statistics					
Current ratio	2.75	3.26	3.00	3.12	2.99
Net (loss) income as percent of total revenues	(1.5) %	2.8 %	2.6 %	1.1 %	0.9%
Net (loss) income as percent of stockholders' equity (a)	(5.1) %	10.1 %	9.0 %	3.9 %	3.1%
Other data					
Weighted average common shares outstanding	11,883,305	11,898,097	11,965,671	12,154,057	12,171,043
Common shares outstanding at year-end	11,883,305	11,883,305	11,932,741	12,065,000	12,160,950
Approximate number of stockholders	1,500	1,500	1,500	1,600	1,600

(a) Average amounts at beginning and end of fiscal year.
(b) Reflects, on all periods presented, the effect on revenues of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board issue No. 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) (EITF 01-9).

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion gives an assessment of the Company's financial condition, liquidity and capital resources and results of operations. It should be read in conjunction with the accompanying financial statements and notes.

OVERVIEW

The Company manufactures and distributes a full line of snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and buttered popcorn. The products are all packaged in flexible bags or other suitable wrapping material. The Company also sells a line of cakes and cookie items, canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

No single product or product line accounts for more than 50% of the Company's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials. Raw materials used in manufacturing and processing the Company's snack food products are purchased on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by the Company consists of farm commodities which are subject to precipitous changes in supply and price. Weather varies from season to season and directly affects both the quality and supply available. The Company has no control of the agricultural aspects and its profits are affected accordingly.

The Company sells its products through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States. The products are distributed by approximately 433 route representatives who are supplied with selling inventory by the Company's trucking fleet. All of the route representatives are employees of the Company and use the Company's direct-store delivery system.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

The Company believes the following to be critical accounting policies. That is, they are both important to the portrayal of the Company's financial condition and results and they require management to make judgements and estimates about matters that are inherently uncertain.

Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

In November 2001, the Emerging Issues Task Force reached a consensus on Issue No. 01-09 Accounting for Consideration given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) effective for annual or interim periods beginning after December 15, 2001. The issue addresses the recognition, measurement and income statement classification for certain sales incentives. The Company implemented this new accounting policy in the fourth quarter of fiscal 2002. The effect of this accounting change is to adopt this policy as of the beginning of the fiscal 2002 (June 1, 2001). Certain of these expenses, including slotting fees, previously classified as selling, general and administrative expenses, are now characterized as offsets to net sales. Reclassifications have been made to prior period financial statements to conform to current year presentation. Total vendor sales incentives now characterized as reductions of net sales that previously would have been classified as selling, general and administrative expenses were approximately $12.8 million, $11.7 million and $12.9 million for the years ended 2003, 2002 and 2001, respectively. There was no resulting impact on net operating results from adopting EITF 01-09.

Change in Accounting Policy

The Company changed its accounting policy in the fourth quarter of fiscal 2002 with regard to slotting fees. The effect of this accounting change was to adopt this policy as of the beginning of fiscal 2002 (June 1, 2001). Previously, slotting fees were expensed as incurred. The Company changed this accounting policy to capitalize and amortize such costs over the expected benefit period, which is generally one year. This change in accounting policy was made to more closely match the cost of the shelf space obtained with the slotting fees with the revenues produced by the shelf space. The cumulative effect of this change in accounting policy resulted in a non-cash cumulative adjustment of $413,401 ($0.03 per share), net of taxes. The accounting change also increased net income before the cumulative effect in 2002 by $197,141 ($0.02 per share). Quarterly results for 2002 reflecting this change in accounting are included in Note 15, Quarterly Results of Operations.

Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations. The amount of the allowance for doubtful accounts is based on management's estimate of the accounts receivable amount that is uncollectible. Management records a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered high-risk due to known facts regarding the customer. The allowance for bad debts is reviewed quarterly, and it is determined whether the amount should be changed. Failure of a major customer to pay the Company amounts owed could have a material impact on the financial statements of the Company. At May 31, 2003 and 2002 the Company had accounts receivables in the amount of $7.9 million and $9.8 million, net of an allowance for doubtful accounts of $0.2 million and $0.2 million, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first out method.

Accrued Expenses

Management estimates certain material expenses in an effort to record those expenses in the period incurred. The most material accrued estimates relate to a salary continuation plan for certain key executives of the Company, and to insurance-related expenses, including self-insurance. Workers' compensation and general liability insurance accruals are recorded based on insurance claims processed as well as historical claims experience for claims incurred, but not yet reported. These estimates are based on historical loss development factors. Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumption could result in an accrual requirement materially different from the calculated accrual.

OTHER MATTERS

Transactions with related parties, reported in Note 13 of the Notes to Consolidated Financial Statements, are conducted on an arm's-length basis in the ordinary course of business.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $10.6 million at May 31, 2003 compared to $13.4 million at May 31, 2002. Net cash provided by operations amounted to $4.6 million in fiscal year 2003, $1.9 million in fiscal year 2002 and $0.05 million in fiscal year 2001. The increase in net cash provided by operations is primarily related to decreases in receivables, inventories, prepaid expenses and an increase in accrued expenses offset by the net loss for fiscal year 2003 of $1.4 million compared to the net income for fiscal year 2002 of $3.0 million.

Additions to property, plant and equipment, net of disposals were $0.3 million, $3.8 million and $1.3 million in fiscal years 2003, 2002 and 2001, respectively, and are expected to be about $1.7 million in 2004.

Cash dividends of $2.2 million, $3.0 million and $3.0 million were paid during fiscal years 2003, 2002, and 2001, respectively. The quarterly dividend was reduced to $.03125 from $.0625 in the third quarter in response to a decrease in earnings.

No cash was used to purchase treasury shares in fiscal 2003, $0.2 million was used in 2002, and $0.5 million was used for this purpose in 2001.

During fiscal 2003, the company re-paid debt, net of borrowings, of $1.6 million.

The following table summarizes the significant contractual obligations of the Company as of May 31, 2003:

Contractual Obligations	Total	2004	2005-2006	2007-2008	Thereafter
Long-Term Debt	$2,422,909	$ 432,142	$ 904,933	$ 961,970	$ 123,864
Purchase Commitment	3,684,000	1,588,000	2,096,000	-0-	-0-
Salary Continuation Plan	1,959,586	88,595	199,860	234,413	1,436,718
Total Contractual Obligations	$8,066,495	$2,108,737	$3,200,793	$1,196,383	$1,560,582

Other Commitments

The Company had letters of credit in the amount of $1,790,000 outstanding at May 31, 2003 to support the Company's commercial self-insurance program.

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $1 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application.

Long-term liabilities as a percentage of total capitalization was 12.6% at May 31, 2003. The Company's current ratio at year end was 2.75 to l.00.

Available cash, cash from operations and available credit under the line of credit are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

OPERATING RESULTS

Net sales decreased by 7.8% in fiscal year 2003, increased by 1.7% in fiscal year 2002, and decreased by 8.8% in fiscal year 2001. The decrease in fiscal 2003 was due to a general sales weakness in the U.S. salty snacks category, particularly during the first part of the fiscal year. The increase in fiscal 2002 was primarily due to less promotional payments to vendors that were subtracted from sales as required by EITF 01-9. The sales decrease for fiscal 2001 was primarily a result of discontinuing the Company-operated distribution of Golden Flake Branded products in three fringe sales regions in Central Florida as part of the fiscal year 2000 restructuring plan.

Cost of sales as a percentage of net sales amounted to 53.1% in 2003, 51.9% in 2002, and 52.2% in 2001. The percentage increase in cost of sales for fiscal 2003 was caused by the lower sales volume and higher commodity prices and energy cost. The cost decrease in 2002 was due primarily to lower energy costs, while the higher cost in 2001 was attributed to higher energy prices.

Selling, general and administrative expenses were 49.8% of net sales in 2003, 45.1% in 2002, and 45.0% in 2001. The higher percentage cost for fiscal 2003 is attributed to significant increases in employee medical, worker's compensation, general and auto liability insurance costs, and energy costs. The more favorable cost percentages for fiscal 2002 and 2001 were primarily due to lower selling and delivery cost brought about by the exiting of the fringe sales regions in Central Florida as part of the fiscal 2000 restructuring plan.

The Company's effective tax rates for 2003, 2002, and 2001 were (37.0%), 38.8% and 34.3%, respectively. Note 8 to the Consolidated Financial Statements provides additional information about the provision for income taxes.

OFF-BALANCE SHEET ARRANGEMENT

The Company entered into a five-year term product purchase agreement during the year ending May 31, 2001 with a supplier. Under the terms of the agreement the minimum purchase quantity and the purchase price were fixed resulting in a minimum first year commitment of approximately $2,171,000. After the first year, the minimum purchase quantity was fixed and the purchase unit price was negotiable based on the current market. The purchase product agreement as subsequently amended is described in more detail in Note 13 of the Notes to Consolidated Financial Statements.

MARKET RISK

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its cash equivalents, investment securities and bank loans, and commodity prices affecting the cost of its raw materials.

The Company's cash equivalents consist of short-term marketable securities. Presently these are variable rate money market funds. Its bank loans also carry variable rates. Assuming year end 2003 variable rate investment levels and bank loan balances, a one-point change in interest rates would impact interest income by $10,159 and interest expense by $24,229.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

INFLATION

Certain costs and expenses of the Company are affected by inflation, and the Company's prices for its products over the past several years have remained relatively flat. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

ENVIRONMENTAL MATTERS

There have been no material effects of compliance with governmental provisions regulating discharge of materials into the environment.

FORWARD-LOOKING STATEMENTS

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs and effectiveness of sales and marketing activities, as described in the Company's filings with Securities and Exchange Commission.

RECENT ISSUED ACCOUNTING PRONOUNCEMENTS

Effective June 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, subjected to impairment testing. Intangible assets with finite lives will continue to be amortized over their useful lives. SFAS No. 142 requires an initial goodwill and indefinite life intangible asset impairment assessment in the year of adoption and annual impairment testing thereafter based on fair value. The adoption of SFAS No. 142 did not have a material impact on the Company's financial position, results of operations or cash flows.

Effective June 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS No. 146 includes lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing or other exit or disposal activity. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of this standard will have a material impact on the Company's financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148 effective May 31,

2003, in its consolidated financial statements. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy as described earlier.

In November, 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 requires a guarantor to include disclosure of certain obligations and, if applicable, at the inception of the guarantee, to recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002 and did not have material impact on the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect FIN No. 46 to have a material effect on its results of operations, financial condition or cash flows.

MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS OF GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky	Vice President of SYB, Inc.
Mark W. McCutcheon	President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr.	Partner, Spain & Gillon, Counsel for the Company
J. Wallace Nall, Jr.	*President of Nall Development Corporation*
Edward R. Pascoe	Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate	Retired, President of Golden Enterprises, Inc.
James I. Rotenstreich	Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S.P. Samford	President of Samford Capital Corporation
John S. Stein	Chairman of the Board of Golden Enterprises, Inc.

DIRECTOR EMERITUS

Sloan Y. Bashinsky, Sr.	Retired, Chairman of the Board of Golden Enterprises, Inc.

OFFICERS

GOLDEN ENTERPRISES, INC.

John S. Stein	Chairman of the Board
Mark W. McCutcheon	President and Chief Executive Officer
John H. Shannon	Vice-President and Secretary

GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon	President and Treasurer
Randy Bates	Executive Vice-President
David Jones	Executive Vice-President
Patty Townsend	Controller


Illinois
Indiana
Missouri
Kentucky
Tennessee
North Carolina
Arkansas
South Carolina
Mississippi
Alabama
Georgia
Louisiana
Florida
SALES AREA
Length of Time in Area
OVER 30 YEARS
20 - 30 YEARS
10 - 19 YEARS
* Existing Plants